Exhibit 99.2

☐	DETACH VOTING INSTRUCTION CARD HERE

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒
Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2006	☐	☐	☐	5.	Resolution on the discharge of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA	☐	☐	☐

2.	Resolution on the application of profit	☐	☐	☐	6.	Election of the auditors and group auditors for the financial year 2007	☐	☐	☐

3. 4.	Resolution on the discharge of the then Management Board of Fresenius Medical Care AG from 1 January 2006 to 10 February 2006 Resolution on the discharge of the Company’s General Partner	☐ ☐	☐ ☐	☐ ☐	7.

Resolution regarding a capital increase from the Company’s own resources without issuance of new shares and the subsequent new division of the share capital (share split) and the conditional capitals as well as the respective amendments to the Articles of Association

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To change your address,	☐
please mark this box.

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Receipt Owner sign here	Co-Owner sign here

FRESENIUS MEDICAL CARE AG & Co. KGaA

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. New York City time on May 4, 2007)

                    The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of Fresenius Medical Care AG & Co. KGaA (the “Company”) representing ordinary shares hereby requests and instructs The Bank of New York, as Depositary, to vote or cause to be voted in accordance with the instructions marked on the reverse side hereof, the number of ordinary shares of the Company represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary as of the close of business April 4, 2007, at the Annual General Meeting of Shareholders of Fresenius Medical Care AG & Co. KGaA to be held on May 15, 2007, in respect of the agenda items specified in the accompanying brochure.

                    The Custodian has recommended that ordinary shares be voted “FOR” each of the resolutions set forth in the accompanying brochure (the “Recommendation”). As provided in the Receipts, if no specific voting instruction is received from an Owner prior to the Instruction Date, that Owner shall be deemed to have instructed the Depositary to give a proxy to the Custodian, which will act as the proxy bank in accordance with Sections 128 and 135 of the German Stock Corporation Act (Aktiengesetz), to vote in accordance with the Recommendation with regard to voting of the Shares pursuant to Section 128 (2) of the German Stock Corporation Act as to any matter concerning which the notice from the Company indicates that a vote is to be taken by holders of shares.

FRESENIUS MEDICAL CARE AG & CO. KGaA
P.O. BOX 11231
NEW YORK, N.Y. 10203-0231
To include any comments, please mark this box.	☐

Please complete and date this voting instruction card on the reverse side and return it promptly in the accompanying envelope.